Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 9, 2006

Mittal Steel - Q1 Earning & Outlook

SPEAKER	TIMECODE	English TRANSCRIPTION

Interviewer	10:00:00:02	I'm here with Julien Onillon, Director of Investor Relations at Mittal Steel. Can you comment on Mittal's first quarter results?

Julien Onillon	10:00:07:05	Yes, of course. We are very pleased with the results. We did better than our guidance. If you remember last quarter what we say that we were expecting volumes of 10%, our selling price to be about stable and our cost per tonne to rise slightly, which was implying an operating profit of less than 10%. Our operating profit was up 17%, and our IPS per share was up by 15%, so very good result, very pleased with that.

Interviewer	10:00:34:13	What were the factors that led to this strong performance?

Julien Onillon	10:00:37:09	Well, we did very well in the US and in Europe. In North America in particular we have gained market share. We have gained market share also in Europe. We did well because we have a very strong business model and a leadership which allowed us to effectively gain market share.

	10:00:51:22	Forget the US for instance, our shipments rose by nearly 6.5%, where as a market we're growing into only 2%. That's a very strong performance. In Europe, our (inaudible), our shipments have 10%, more than 10%, that's a very strong performance again, higher in the market.

	10:01:08:10	Lastly, of course, to a very strong performance in the US and Europe in terms of operating profit. Our operating profit in the US, North America we should say, was at more than 50%. In Europe we nearly double our operating profit compared to the first quarter. In only one quarter, it's very, very strong.

Interviewer	10:01:24:06	How have recent acquisitions contributed to this success?

Julien Onillon	10:01:27:03	Oh well, they're doing well. The integration is progressing very well. In Asia, we have already captured all the synergy, all the synergy we would be expecting in terms of revenue. We have also captured 90% of the cost cutting in terms of purchasing. In Asia, things are going well, as planned. Our synergy entered about $150 million, we are expecting for 2007, still $250 million, so the progress is in line. And clearly that's made a lot of profit today for the company.

Interviewer	10:01:57:14	What's Mittal's outlook for the second quarter and the rest of 2006?

Julien Onillon	10:02:01:02	Second quarter in the rest of 2006 is expected to be very good. The reason is that we have been, experienced a very tough environment in fact in Asia / Africa. We have suffered of that in the first quarter, but now the process are to recovery. The price in Quwain?? was very, very low and have (inaudible) in Asia / Africa. We have big exposure to this region. That's something we benefit. We have also in Europe, in the US, some price increase, economy's improving, our entry level is low and that we expect some price increase to come during the year and that of course will leverage out with our internal growth and that will be a very good result to come.

Interviewer	10:02:39:22	Julien Onillon, thank you very much.

Julien Onillon	10:02:41:17	Thank you very much.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.